Exhibit 1

For immediate release
Westaim announces 2008 first quarter results
CALGARY, ALBERTA — May 12, 2008 — The Westaim Corporation announced today that for the first quarter ended March 31, 2008, it recorded a net loss of $6.9 million or 7 cents per share, on revenues of $5.2 million. In the same quarter last year, the company recorded a net loss of $6.7 million, or 7 cents per share, on revenues of $6.1 million.
Income from continuing operations was $3.2 million for the quarter compared to $1.9 million in the same period last year. The results include a loss from discontinued operations of $10.1 million, primarily reflecting a write-down of capital assets of $7.1 million and severance costs of $2.0 million at the Company’s wholly owned subsidiary, iFire Technology Ltd., compared to a loss from discontinued operations of $8.6 million for the first quarter of 2007. The first quarter 2008 results also include a dilution gain of $6.0 million relating to the sale of a non-core wholly owned subsidiary, compared to a dilution gain of $4.5 million in the first quarter of 2007.
At March 31, 2008, Westaim had $38.2 million in consolidated cash and cash equivalents compared to $31.0 million at December 31, 2007. Westaim’s cash position, excluding cash and cash equivalents held by its 74.5 per cent owned affiliate NUCRYST Pharmaceuticals Corp., was $14.2 million. In addition, Westaim held asset-backed commercial paper (ABCP) with an estimated fair value of $6.0 million.
Tomorrow, The Westaim Corporation is holding its Annual Meeting of Shareholders in Toronto, Canada at 10:00 a.m. EDT. The meeting will be webcast live and is available through the company website www.westaim.com. An archive of the webcast will be posted following the meeting.
The Westaim Corporation’s investments include iFire Technology Ltd., and a 74.5 per cent interest in NUCRYST Pharmaceuticals Corp. (NASDAQ: NCST; TSX: NCS). Westaim’s common shares are listed and on The Toronto Stock Exchange under the trading symbol WED.
A more detailed discussion of Westaim’s 2008 first quarter results can be found at www.westaim.com and www.sedar.com.

For more information contact:
David Wills
Investor Relations
(416) 504-8464
info@westaim.com
www.westaim.com

THE WESTAIM CORPORATION
Financial Highlights
(unaudited)
(thousands of dollars except per share data)

	Three Months Ended March 31
Consolidated Statements of Operations	2008	2007

Revenue	$5,209	$6,131
Income from continuing operations	3,227	1,899
Net loss	(6,857)	(6,700)
Net income (loss) per common share — basic and diluted
Continuing operations	0.03	0.02
Net loss	(0.07)	(0.07)
Weighted average number of common shares outstanding (thousands)	94,186	93,992

	Three Months Ended March 31
Segmented Information	2008	2007

Revenue from continuing operations
Nucryst Pharmaceuticals	$5,209	$6,131

(Loss) income from continuing operations
Nucryst Pharmaceuticals	$(2,238)	$(2,178)
Other (including corporate costs)	5,465	4,077

Income from continuing operations	$3,227	$1,899

Consolidated Balance Sheets	March 31, 2008	December 31, 2007

Cash and cash equivalents	$38,222	$30,993
Current assets	50,155	51,561
Other assets	24,605	31,826
Current liabilities	6,482	8,461
Shareholders’ equity	50,268	56,371